EXHIBIT-99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2013

General

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was redomiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

UMeWorld's mission is to facilitate the interaction between people -- "You" and "Me," -- through its UMeLook, UMFun and UMeGame business divisions.

UMeLook.com, an online video platform focused on bringing foreign video content to China, is deployed through a sophisticated CDN (Content Delivery Network) with broad coverage throughout mainland China, Hong Kong & Taiwan. UMeLook.com plans to be the go to source of foreign video content for the Chinese viewer across any Internet-enabled device in China. UMFun.com is a cost effective, engaging and fun to use assessment and tutoring platform that can intelligently analyze and adapt to a student’s performance and personalizes the delivery of proprietary educational items according to the student’s learning needs. UMeGame.com is a mobile game developer seeking to capitalize on the fast growing mobile gaming market through the sourcing, development and publishing of the best mobile games, applications and services.

Recent Developments

On February 18, 2014, the Company announced that UMFun to be used exclusively to power 60,000 cloud terminals delivered to schools across the Guangdong Province. UMFun becomes the main user interface (UMFun desktop) that allows the school to control which activities, applications and websites a student can use. A student or teacher must have a UMFun account in order to login to the cloud terminal. Third party providers wishing to market Apps to UMFun clients must be integrated into the UMFun desktop. It is anticipated that each cloud terminal will serve between 10-15 students in a typical school.

On January 21, 2104, the Company agreed to acquire an 80% stake in mobile game studio, Guangzhou Dingyou Information Technology Co, Ltd. The Company views this acquisition as a strategic fit with its “one-stop” digital media business model.  The acquisition is expected to generate up to $6 million revenue for the Company in 2014.

Overview of Results of Operations

Three Months Ended	Dec 31 2013 $	Sep 30 2013 $	Jun 30 2013 $	Mar 31 2013 $	Dec 31 2012 $	Sep 30 2012 $	Jun 30 2012 $	Mar 31 2012 $
Net Sales	0	210,000	90,000	90,000	370,329	69,659	30,513	30,948
Net Income (Loss)	(228,222)	(19,211,385)	(652,464)	(24,163)	253,152	(69,409)	(31,457)	87,140
Net Income (Loss) per Share (1)	(0.0026)	(0.2157)	(0.0074)	(0.0003)	0.0029	(0.0016)	(0.0016)	0.0009

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013, AS COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2012

Revenues

Total revenues for the three-month period ended December 31, 2013 were $0 as compared to $370,329 generated for the same period a year ago. The Company has not yet generated any revenue from its digital platforms. The revenue streams from the Company’s prior drug development business including Indaflex Mexican rights outright sale has ended.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters.

General and Administrative expenses were $218,155 for the three months period ended December 31, 2013 as compared to $96,757 incurred for the same period a year ago, an increase of $121,398. The increase was primarily due to higher payroll-related expenditures.

Net Gain/(Loss) from Operations

The Company incurred a net loss of $228,222 for the three month period ended December 31, 2013 as compared to a net gain of $253,152 incurred for the same period a year ago. The increase in net loss was primarily due to the termination of revenue streams from the Company’s prior drug development business.

Interest Expense

Interest expense for the three months ended December 31, 2013 was $22,387 as compared to interest expense of $24,395 generated during the same period a year ago.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2013 the Company had a working capital of $480,655 as compared to a working capital deficiency of $19,209,492 as at December 31, 2012.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	marketing and brand promotion of UMeLook; and
2.	development, sales and marketing activities related to UMFun, our digital education platform.

The inability to raise capital would have a material adverse effect on the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month period ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.